LOEWS CORPORATION

667 Madison Avenue

New York, New York, 10021-8087

            May 12, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Jeffrey P. Riedler

Re:	Loews Corporation (the “Company”)
Registration Statement on Form S-3
(Registration No. 333-123104)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-123104) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Standard Time on May 16, 2005 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the Commission’s no review action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Gregory Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2918 and that such effectiveness also be confirmed in writing.

Very truly yours,
Loews Corporation

By:	/s/ Gary W. Garson
Name:	Gary W. Garson
Title:	Senior Vice President,
Secretary and General Counsel

cc:	Mr. Gregory Fernicola
Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Albert C. Lee

Division of Corporation Finance

Securities and Exchange Commission

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